UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 November 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  ' Financial Calendar 2012'

N    E    W    S            R    E    L    E    A    S   E

                                                                   29 November 2011

Financial Calendar 2012

2011 Results                                                              Tuesday, February 28, 2012

AGM / Interim Management Statement                      Wednesday, May 9, 2012

2012 Interim Results                                                  Tuesday, August 14, 2012

Interim Management Statement                                 Tuesday, November 13, 2012

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000   FAX +353.1.4041007
E-MAIL: mail@crh.com WEBSITE: www.crh.com. Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date   29 November, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director